UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

PROGUARD ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Florida	000-21134	33-1093761
(State of other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1909 Tyler Street, Suite 603, Hollywood, FL  33020

(Address of principal executive offices, including Zip Code)

(954) 925-1901

Registrant's telephone number, including area code

Approximate Date of Mailing: April 25, 2012

PROGUARD ACQUISITION CORP.

1909 Tyler Street

Suite 603

Hollywood, FL 33020

Telephone (954) 925-1901

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

April 25, 2012

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of Proguard Acquisition Corp., a Florida corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF PROGUARD ACQUISITION CORP.  NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Mr. Allerton Towne, Chief Executive Officer, Proguard Acquisition Corp., 1909 Tyler Street, Suite 603, Hollywood, FL  33020, telephone (954) 925-1901.

By Order of the Board of Directors,

/s/ Allerton Towne

Allerton Town, Chief Executive Officer

Hollywood, FL

April 25, 2012

INTRODUCTION

This Information Statement is being mailed to holders of record as of April 25, 2012 of shares of common stock of Proguard Acquisition Corp., a Florida corporation (the “Company,”, “we,” “us,” or “our”) in accordance with the requirements of Section 14f-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.  This Information Statement relates to an anticipated change in the composition of our Board of Directors that is expected to occur in connection with the proposed reverse merger to be completed by and among the Company, a wholly-owned subsidiary of the Company (the “Merger Sub”), and Random Source, Inc., a Florida corporation (“Random Source”), pursuant to which the Merger Sub will merge with and into Random Source, with Random Source continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary.  The Merger will occur pursuant to an Agreement and Plan of Reorganization between the Company, the Merger Sub and Random Source (the “Merger Agreement”).

The terms of the Merger Agreement provide, among other things, that each share of Random Source common stock outstanding immediately prior to the effective time of the Merger will be exchanged for one share of our common stock, and that each common stock purchase warrant of Random Source outstanding prior to the Merger will be exchanged for an identical warrant entitling the holders to purchase shares of our common stock (the “Exchange Warrants”).  In addition, each outstanding option under Random Source’s 2010 Equity Compensation Plan will become exercisable into a share of our common stock upon the same terms and conditions as the current options (the “Exchange Options”).  Further, in connection with the closing of the Merger, and pursuant to a Stock Repurchase Agreement (the “Stock Repurchase Agreement”) to be entered into between us, Random Source and the holders of a majority of our outstanding common stock (the “Insiders”), Random Source will acquire 1,700,000 shares (the “Control Shares”) of our common stock held by the Insiders for aggregate consideration of $304,000 to be paid to the Insiders.  Pursuant to the terms of the Stock Repurchase Agreement, at the closing of the Merger (the “Closing”), the Insiders will receive $250,000 in cash and 90 day secured promissory notes in the principal amount of $54,000 paying interest at 8% per annum (the “Purchase Notes”).  In order to secure the payment of the Purchase Notes, we will issue 2,000,000 shares of our common stock (the “Escrow Shares”) and deposit those shares in escrow with a third-party escrow agent.  In the event the Purchase Notes are not paid in full by the maturity date, the Escrow Shares will be released from escrow as full payment of the Purchase Notes.  Upon such purchase, the Control Shares will be cancelled and returned to the status of authorized but unissued shares of our common stock.

Assuming the Closing, and assuming the completion of the purchase of all of the Control Shares by Random Source (with no default in the Purchase Notes), Random Source’s former shareholders will own approximately 98.6% of our issued and outstanding common stock, giving no effect to any additional shares Random Source may issue before the Closing, the shares of our common stock which will be underlying the Exchange Warrants or the Exchange Options.  Pursuant to the terms of the Merger Agreement, our Board of Directors, of which Messrs. Allerton Towne, Norman Becker and Ricardo A. Rivera are the members, will resign and appoint the directors of Random Source as our directors.  In addition, at closing our current officers will resign and the officers of Random Source will be appointed our executive officers.

The foregoing description of the Merger Agreement and the Stock Repurchase Agreement do not purport to be complete and are qualified in their entirety by the terms of the actual Merger Agreement and Stock Repurchase Agreement, respectively, which have yet to be executed.  We plan to file a copy of the executed version of each agreement with the Securities and Exchange  (the “SEC”) following the execution of such agreements.

No action is required by our shareholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs otherwise than at a meeting of our shareholders.  Accordingly, the Closing and the resulting change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.  This Information Statement is being mailed on or about April 25, 2012 to all holders of record on April 25, 2012.

Please read this Information Statement carefully.  It describes the terms of the Merger Agreement and contains biographical and other information concerning our executive officers and directors after the completion of the Merger.

VOTING SECURITIES

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.  As of April 25, 2012, there are 3,350,000 shares of common stock and no shares of preferred stock issued and outstanding.

Holders of common stock are entitled to one vote for each share on all matters submitted to a shareholder vote.  Holders of common stock do not have cumulative voting rights.  Holders of common stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds.  In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which may then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.  Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock.  The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued.  All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

Our preferred stock is issuable in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our Board of Directors.  The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by shareholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock.  In certain circumstances, the issuance of preferred stock could depress the market price of the common stock, assuming a market for our common stock develops, of which there is no assurance.

CHANGE OF CONTROL

Pursuant to the terms of the Merger Agreement, upon Closing Random Source will become our wholly-owned subsidiary and, assuming the completion of the Stock Repurchase Agreement which is a condition precedent to Closing, the former shareholders of Random Source will collectively hold approximately 98.6% of our issued and outstanding capital stock.  The transactions contemplated by the Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our common stock issued to the former Random Source shareholders will be issued in reliance on exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).  We also anticipate that each of the Random Source shareholders will be an “accredited investor” as that term is defined in Rule 501 under the Securities Act.

As described above, pursuant to the Merger Agreement and upon the Closing, our Board of Directors will appoint Messrs. David A. Kriegstein, Jason Merrick, Robert Weitzner and Dustin Liukkonen to the Board, and elect Messrs. Kriegstein, Merrick, Weitzner and Liukkonen as our executive officers.  At Closing, Messrs. Towne, Becker and Rivera will resign as members of our Board of Directors and from all offices with our company.  Because of the change in composition of our Board and the issuance of securities completed by the Merger Agreement, there will be a change of control of the Company on the Closing of the Merger.

Our completion of the transactions contemplated under the Merger Agreement is subject, first, to the execution and delivery of the proposed Merger Agreement by the parties thereto, and second, to the satisfaction of certain contingencies and compliance with regulatory requirements set forth in the proposed Merger Agreement. Consummation of the Merger is also conditioned upon, among other things, preparation, filing and distribution to our shareholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or that the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Random Source prior to the date the new directors take office.

There are no family relationships between any of the executive officers and directors.  Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his successor is elected and qualified.

Current executive officers and directors

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Positions
Allerton Towne	70	Director, Chief Executive Officer and President
Norman H. Becker	74	Director, Chief Financial Officer, Treasurer and Controller
Ricardo A. Rivera	41	Director, Vice President and Secretary

Allerton Towne.   Mr. Towne has been an officer and director of the Company since August 2007.  From 1963 to 1975, Mr. Towne held various management positions with Ford Motor Company.  They included distribution, sales planning and analysis, business management, and regional management. In 1975, Mr. Towne founded Drexel Leasing Corp. in Philadelphia, PA. He also established several retail ice cream shops in the tri-state area.  Mr. Towne sold both businesses in 1981 and moved to Florida joining Conti-Commodity.  A fully registered broker since 1983, Mr. Towne worked as a broker for Source Capital from 2000 to October 2006 specializing in IPOs, mergers and acquisitions and private placements. Mr. Towne earned a Bachelor of Science degree in business administration from Suffolk University in 1963.

Norman H. Becker.  Mr. Becker has been an executive officer and director of the Company since inception.  Mr. Becker was a director of Ram Ventures Holdings Corp. from 1987 to the change of control in March 2004.  On January 15, 1993, Mr. Becker was appointed Ram Ventures president. Norman H. Becker has been president and director of Corrections Systems International, Inc., a dormant company without any current operations, since February 1988.  Since January 1985, Mr. Becker has also been self-employed in the practice of public accounting in Hollywood, Florida.  Mr. Becker is a 1959 graduate of City College of New York (Bernard Baruch School of Business) and is a member of a number of professional accounting associations including the American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants.

Ricardo A. Rivera.  Mr. Rivera has been an executive officer and director of the Company since inception. Mr. Rivera has served as vice president for Professional Programmers, Inc., d/b/a/ Corrections Services, Inc. since January 1999. Once a public company called Corrections Services, Inc., Professional Programmers is now a private Florida corporation headquartered in Ft. Lauderdale, Florida. CSI has been involved in the manufacturing, marketing, implementation and support of electronic monitoring systems since November 1984. CSI has installed and implemented electronic monitoring programs for private and government agencies involved in work release, probation, parole, pre-trial, and juvenile offenders. Mr. Rivera has over 14 years experience in the electronic monitoring industry. Mr. Rivera began as a technician in 1989, repairing electronic monitoring equipment.

Executive officers and directors following Merger

Upon consummation of the Merger, the following individuals will be our executive officers and members of our Board of Directors:

Name	Age	Positions
David A. Kriegstein	38	Chief Executive Officer, President and Director
Jason Merrick	41	Chief Financial Officer, Treasurer and Director
Robert Weitzner	37	Executive Vice President and Director
Dustin Liukkonen	28	Chief Information Officer and Director

David A. Kriegstein.  Mr. Kriegstein has served an executive officer a member of Random Source’s Board of Directors since co-founding the company in September 2008. Mr. Kriegstein is primarily responsible for its day to day operations, including managing its sales staff and customer service team, as well as building relationships with new vendors to increase the product mix and variety for Random Source’s customers.  Since co-founding the company in December 1997, Mr. Kriegstein has also served as Co-President of Computer Nerds International, Inc., a web based business offering computer hardware, software, electronics and related goods. Mr. Kriegstein received a B.A. in Communications in 1996 from the University of South Florida.

Jason Merrick. Mr. Merrick has served an executive officer a member of Random Source’s Board of Directors since co-founding the company in September 2008.  Mr. Merrick also began providing consulting services to Computer Nerds International, Inc., a web based business offering computer hardware, software, electronics and related goods, in 2009, and joined that company as an employee in 2009.  He currently serves as its Chief Financial Officer.  In addition, since 2005 Mr. Merrick provided tax and accounting services to private clients. From March 1997 to October 2008 Mr. Merrick was Chief Financial Officer of Ruth Rales Jewish Family Service of South Palm Beach County, Incorporated, a Boca Raton based non-profit social service agency.  Prior to moving to Florida in 1997, Mr. Merrick worked as a staff accountant with public accounting firms in Canada.  Since 2008 Mr. Merrick has been an Adjunct Professor at Lynn University in Boca Raton, Florida where he teaches introductory accounting.  Mr. Merrick was admitted to the Board of Examiners of the University of Illinois as a Certified Public Accountant in July 1998.  He attended Concordia University where he received a BCom with an accounting major in 1993 and a Diploma in Accountancy in 1994.  Mr. Merrick is a Certified Public Accountant.

Robert Weitzner.  Mr. Weitzner has served an executive officer a member of Random Source’s Board of Directors since co-founding the company in September 2008.  Mr. Weitzner is primarily responsible for Random Source’s recruitment activities.  Since March 2001, Mr. Weitzner has also served as Director of Loss Prevention of Computer Nerds International, Inc., a web based business offering computer hardware, software, electronics and related goods. Mr. Weitzner founded Topical Fruit Shakes, a smoothie fruit shake stand in the Coral Square Mall in 1996 and he operated that company until he sold the business in 2000.  Mr. Weitzner received a B.S. in Business Administration with a major in finance in 1996 from the University of Florida.

Dustin Liukkonen.  Mr. Liukkonen has been an executive officer and director of Random Source since co-founding the company in September 2008.  As its Chief Information Officer, Mr. Liukkonen is responsible for Random Source’s IT matters. Since February 2008, Mr. Liukkonen has also served as Head of Software Engineers of Computer Nerds International, Inc., a web based business offering computer hardware, software, electronics and related goods. From July 2005 until February 2008 Mr. Liukkonen was a web developer for Random Access, Inc., a Fort Lauderdale, Florida web development company.  Mr. Liukkonen received a B.S. in Computer Science with a mathematics minor from Barry University in 2005.

Transactions with Related Persons

None.

Compensation of Directors

We have not established standard compensation arrangements for our directors and the compensation payable to each individual for their service on our Board is determined from time to time by our Board of Directors based upon the amount of time expended by each of the directors on our behalf.  None of our directors received any compensation for their services as directors during the year ended December 31, 2011.

Board Meetings; Annual Meeting Attendance

During the year ended December 31, 2011, the Board did not meet and the Company did not hold an annual meeting. The Board conducted all of its business and approved all corporate action during the year ended December 31, 2011 by the unanimous written consent of its members. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings.

Director Qualifications, Board Leadership Structure and Risk Management

We are a “shell company” as that term is defined in the Securities Act.  The business and operations of our company are managed by Messrs. Towne, Becker and Rivera, our officers and directors, including oversight of various risks, such as operational and liquidity risks, that our company faces. Messrs. Towne’s, Becker’s and Rivera’s significant management experience provides the specific experience, qualifications, attributes or skills that led our board to conclude that these individuals should serve as our directors.

Committees of the Board of Directors

We have not established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee, or any other committee performing a similar function. The functions of those committees are being undertaken by Board of Directors as a whole.  Because none of our directors are independent, we believe that the establishment of these committees would be more form over substance.

We do not have a policy regarding the consideration of any director candidates which may be recommended by our shareholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees, nor do we have a policy regarding director diversity. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our shareholders, including the procedures to be followed.  Our Board has not considered or adopted any of these policies as we have never received a recommendation from any shareholder for any candidate to serve on our Board of Directors.  Given our status as a “shell company”, we do not anticipate that any of our shareholders will make such a recommendation until at such time as we are able to consummate a business combination such as the Merger. If the Merger is consummated, we expect that in the future we will expand our Board to include independent directors.  While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees.  In considering a director nominee, it is likely that our Board will consider the professional and/or educational background of any nominee with a view towards how this person might bring a different viewpoint or experience to our Board.

None of our directors is an “audit committee financial expert” within the meaning of Item 401(e) of Regulation S-K. In general, an “audit committee financial expert” is an individual member of the audit committee or Board of Directors who:

•

understands generally accepted accounting principles and financial statements,

•

is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

•

has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity of our financial statements,

•

understands internal controls over financial reporting, and

•

understands audit committee functions.

Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors, nor are we required to establish or maintain an Audit Committee or other committee of our Board of Directors.

Code of Ethics

We have not yet adopted a written code of ethics that applies to our principal executive officer and all of our financial officers, including our chief financial officer and our controller. We expect that immediately following the Merger will adopt a code which will be intended to promote honest and ethical conduct, full and accurate reporting and compliance with laws, as well as other matters. We will file a copy of this code of ethics with the Securities and Exchange Commission and make a copy of it available upon request.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and persons beneficially owning more than 10% of a registered class of our equity securities to file with the SEC and to provide us with initial reports of ownership, reports of changes in ownership and annual reports of ownership of our common stock and other equity securities. Based solely upon a review of such reports furnished to us by our directors, executive officers and 10% beneficial owners, we believe that all Section 16(a) reporting requirements were timely fulfilled during the year ended December 31, 2011.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our common stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Shareholder Communication with the Board of Directors

Shareholders may send communications to the Board by writing to Proguard Acquisition Corp., 1909 Tyler Street, Suite 603, Hollywood, FL  33020, Attention: Board of Directors.  Following the Merger, shareholders may send communications to the Board by writing to Proguard Acquisition Corp., 3400 SW 26 Terrace, Suite A8, Fort Lauderdale, FL  33312, Attention: Board of Directors.

Executive Compensation

The following table summarizes all compensation recorded by us for the years ended December 31, 2011 and 2010 for our principal executive officer, each other executive officer serving as such whose annual compensation exceeded $100,000, and up to two (2) additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of our company at December 31, 2011. The value of stock awards is computed in accordance with ASC Topic 718.

SUMMARY COMPENSATION TABLE
Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compen-sation ($) (g)	Non-qualified Deferred Compen-sation Earnings ($) (h)	All Other Compen-sation ($) (i)	Total ($) (j)
Allerton Towne, Chief Executive Officer	2011	0	0	0	0	0	0	0	0
	2010	0	0	0	0	0	0	0	0

We are not a party to any employment agreement with Mr. Towne.

Security Ownership of Certain Beneficial owners and Management

Prior to the Merger

At April 25, 2012, we had 3,350,000 shares of our common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of our common stock as of April 25, 2012 by:

•

each person known by us to be the beneficial owner of more than 5% of our common stock;

•

each of our directors;

•

each of our named executive officers; and

•

our named executive officers, directors and director nominees as a group.

Unless otherwise indicated, the business address of each person listed is 1909 Tyler Street, Suite 603, Hollywood, FL  33020. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Class
Allerton Towne	0	-
Norman H. Becker	214,650	6.4%
Ricardo A. Rivera	0	-
All officers and directors as a group (three persons)	200,000	6.1%
Estate of Frank Bauer (1)	300,000	9.1%
Diane Martini (2)	1,085,350	32.4%

(1)

Ms. Jean Bauer, as executor, has voting and dispositive control over securities held of record by the Estate of Frank Bauer.

(2)

The number of shares over which Ms. Martini exercise voting and dispositive control includes:

•

66,550 shares held as joint tenants with her deceased spouse,

•

185,350 shares held individually,

•

300,000 shares held of record by Corrections Systems International, Inc.,

•

283,450 shares held of record by Financial Communications, Inc., and

•

250,000 shares  held of record by Professional Programmers, Inc.

After the Merger

Assuming the issuance of 117,003,803 shares of our common stock in the Merger and the cancellation of the Control Shares and the Escrow Shares, but giving no effect to any additional shares of Random Source’s common stock which may be issued by it prior to the Closing, there will be 118,653,803 shares of our common stock issued and outstanding.  The following table sets forth information regarding the beneficial ownership of our common stock following the Merger and the repurchase of the Control Shares by:

•

each person known by us to be the beneficial owner of more than 5% of our common stock;

•

each of our directors;

•

each of our named executive officers; and

•

our named executive officers, directors and director nominees as a group.

It is expected, however, that Random Source will issue additional shares of its common stock prior to the Closing; however, we are unable at this time to quantify the exact number of shares.  Unless otherwise indicated, the business address of each person listed is 3400 SW 26 Terrace, Suite A8, Fort Lauderdale, FL 33312. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Class
David A. Kriegstein	30,574,023	25.8%
Jason Merrick	8,735,435	7.4%
Robert Weitzner	13,103,153	11.0%
Dustin Liukkonen	4,367,718	3.7%
All officers and directors as a group (four persons)	56,780,329	47.9%
Jeremy L. Schneiderman	15,287,012	12.9%
Seth Schneiderman	15,287,011	12.9%
Michelle Fischer	13,207,640	11.1%
Falcon Partners BVBA (1)	10,000,000	7.9%

(1)

The number of shares beneficially owned by Falcon Partners BVBA includes 7,500,000 shares underlying Exchange Warrants.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual and special reports and other information with the SEC. Certain of our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.